


COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES                                                             EXHIBIT 12.2
(IN THOUSANDS OF DOLLARS, EXCEPT FOR RATIOS)


                                                                                    Nine Months Ended        Year Ended
                                                                                      September 30,         December 31,
                            EARNINGS                                              1997 (1)     1996 (1)(2)  1996  (1)(2)
                                                                                 ---------     ---------    ---------
INCOME BEFORE INCOME TAXES, EXTRAORDINARY CHARGE, CUMULATIVE
EFFECT OF ACCOUNTING CHANGES AND DISCONTINUED INSURANCE
OPERATIONS                                                                      $ 79,198      $ 94,501     $127,082

INTEREST EXPENSE (NET)                                                            31,105        35,803       46,719

PORTION OF RENTS REPRESENTATIVE OF INTEREST FACTOR                                 4,266         3,970        5,583

AMORTIZATION OF CAPITALIZED INTEREST                                               1,393         1,379        1,864
                                                                                 -------       -------      -------
  TOTAL EARNINGS                                                                $115,962      $135,653     $181,248
                                                                                 =======       =======      =======
                          FIXED CHARGES

INTEREST EXPENSE (BEFORE DEDUCTING CAPITALIZED INTEREST)                        $ 31,620      $ 36,263     $ 47,353

PORTION OF RENTS REPRESENTATIVE OF INTEREST FACTOR                                 4,266         3,970        5,583
                                                                                 -------       -------      -------
  TOTAL FIXED CHARGES                                                           $ 35,886      $ 40,233     $ 52,936
                                                                                 =======       =======      =======

RATIO OF EARNINGS TO FIXED CHARGES                                                3.2314        3.3717       3.4239
                                                                                 =======       =======      =======

(1) The pro forma information for the nine months September 30, 1997 and 1996, and the year ended December 31, 1996, includes the effect of the repurchase of approximately 35.0 million shares of common stock at $9.25 per share by the Company as if the transaction occurred on January 1, 1996.

(2) As the Company's 1996 results of operations included only seven and ten months operations of the lubricant additives business acquired from Texaco Inc. on February 29, 1996, pro forma information is provided for the nine months ended September 30, 1996, and the year ended December 31, 1996, as if the transaction occurred on January 1, 1996.

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